Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on January 5, 2007:

Employee Questions & Answers

“Just Ask” Updates for Jan. 5, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	CME has stated that if I lose my job as a direct result of the merger you will be eligible for separation benefits. Can you give us a break down of the separation benefits we will receive? Also will there be layoffs before the merger?

Employees who lose their jobs as a direct result of the merger will be eligible for severance benefits, and those benefits will vary based on an individual’s years of service and other factors. Because CME and CBOT will continue to operate as separate companies until the closing, no merger-related layoffs will occur until the transaction has been completed. However, CME and CBOT will continue to evaluate their staffing levels as part of the regular course of business, and can make staffing changes at any time based on business needs.

We expect that we will have more information on severance benefits in the first quarter of this year. We will update you through the Just Ask site and through our monthly transition newsletter when that information is available.

2.	Can CME employees take classes at CBOT before the merger closes?

CBOT offers a variety of education programs, including internal courses for CBOT employees and external courses about trading and financial markets. The external courses are made available to CBOT employees and members, as well as the general public - including CME members and employees. CME employees can register for those classes, but should be aware that some classes require a registration fee. For more information on CBOT courses, consult the CBOT Web site.

As a reminder, CME offers a range of courses on trading techniques and financial markets. These are available to employees free of charge. For more information on CME courses, consult www.cme.com.

3.	I have noticed that there is no mention to changes in benefits. Surely the CBOT and CME have different benefits plans. How is this being addressed and what it the goal of harmonizing these benefits (CME plan, CBOT or something in between)?

CME currently has no plans to make any changes to CME benefit programs prior to the completion of the merger, other than changes planned for the ordinary course of business (i.e., the changes announced last year, open enrollment changes, etc.) or as required by law.

Since the merger was announced, we have been working to plan how we will integrate CME and CBOT benefits programs. As we move into more detailed planning, we will begin to make decisions regarding plan design and vendor selection, as well as the timing of the benefits plan integration.

CME and CBOT use many of the same vendors (such as Blue Cross/Blue Shield and Fidelity). Whether our providers or specific coverage levels change or stay the same, you should know that our overall benefit philosophy has not changed: We remain committed to providing employees with a valuable and cost-effective benefits and compensation package that reflects the important contributions our employees make to our business. As we did before the merger announcement, we will regularly review our offerings to ensure that they remain competitive among our peers and valuable to our employees. We will update you on any changes.